APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

UNLOCAL BEER COMPANY, LLC.
Balance Sheet
June 27, 2019
With Independent Accountants' Review Report

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ADVISORY TAX AUDIT

Unlocal Beer Company, LLC
Table of Contents
June 27, 2019

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ADVISORY TAX AUDIT

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors,
Unlocal Beer Company, LLC:

We have reviewed the accompanying balance sheet of Unlocal Beer Company, LLC (a Wisconsin limited liability company), as of June 27, 2019, and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

October 30, 2019

WithumSmith+Brown, PC   500 Unicorn Park Drive, Suite 101, Woburn, Massachusetts 01801-3345   **T** (781) 321 6065   **F** (781) 321 7747   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK



Unlocal Beer Company, LLC

BALANCE SHEET

June 27, 2019

(See Independent Accountants' Review Report)

ASSETS

CURRENT ASSETS	
Cash	$ -
TOTAL ASSETS	$ -

LIABILITIES AND MEMBER'S CAPITAL

LONG-TERM LIABILITIES	
Shareholder notes payable	$ -
TOTAL LIABILITIE	-
MEMBER'S CAPITAL	
Capital contribution	3,105
Member's deficit	(3,105)
TOTAL LIABILITIES and MEMBER'S CAPITAl	$ -

See accompanying notes to the balance sheet.

1.   **NATURE OF OPERATIONS**

Unlocal Beer Company, LLC (the "Company") a Wisconsin Limited Liability Company, was incorporated on June 27, 2019 and is a craft beer taproom located centrally in Milwaukee, Wisconsin providing non-local craft beers from small breweries across the country.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a)   **Basis of Presentation**
The balance sheet of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America.

b)   **Use of Estimates**
The preparation of the balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

c)   **Cash and Cash Equivalents**
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of June 27, 2019.

d)   **Income Taxes**
The Company is treated as a sole proprietorship for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the member and taxed depending on the member's personal tax situations. The financial statements do not reflect a provision for income taxes.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. There were no provisions deemed necessary and no uncertain tax positions as of June 27, 2019.

See Independent Accountants' Review Report

3.   **SUBSEQUENT EVENTS**

The Company received a loan from the Member for $49,000 on October 17, 2019. There are currently no terms to pay back the loaned amount.

The Company received a letter of intent to lease building space in Milwaukee, Wisconsin. Rent is straight-line and estimated to be $4,958 per month. The commencement day of the lease is May 1, 2020.

Management has evaluated subsequent events through October 30, 2019, which is the date the financial statement was available to be issued. With the exception of the above items, there are no other subsequent events that require adjustment or disclosure in the balance sheet and notes to financial statement.